SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              SCHEDULE 14D-1
                            (Amendment No. 44)
           Tender Offer Statement Pursuant to Section 14(d)(1)
                  of the Securities Exchange Act of 1934

                               Conrail Inc.
                        (Name of Subject Company)

                       Norfolk Southern Corporation
                     Atlantic Acquisition Corporation
                                (Bidders)

                 Common Stock, par value $1.00 per share
         (Including the associated Common Stock Purchase Rights)
                      (Title of Class of Securities)

                               208368 10 0
                  (CUSIP Number of Class of Securities)

                     Series A ESOP Convertible Junior
                    Preferred Stock, without par value
         (Including the associated Common Stock Purchase Rights)
                      (Title of Class of Securities)

                              Not Available
                  (CUSIP Number of Class of Securities)

                           James C. Bishop, Jr.
                       Executive Vice President-Law
                       Norfolk Southern Corporation
                          Three Commercial Place
                       Norfolk, Virginia 23510-2191
                        Telephone: (757) 629-2750
         (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of Bidder)

                             with a copy to:
                          Randall H. Doud, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York 10022
                        Telephone: (212) 735-3000



        This Amendment No. 44 amends the Tender Offer Statement on
Schedule 14D-1 filed on October 24, 1996, as amended (the "Schedule 14D-1"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase up to an aggregate of 8,200,000 shares of
(i) Common Stock, par value $1.00 per share (the "Common Shares"), and
(ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 24, 1996 (the "Offer to Purchase"), as amended and supplemented by the Supplement to the Offer to Purchase, dated November 8, 1996 (the "First Supplement"), the Second Supplement to the Offer to Purchase, dated December 20, 1996 (the "Second Supplement"), the Third Supplement to the Offer to Purchase, dated January 22, 1997 (the "Third Supplement") and in the revised Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase, the First Supplement, the Second Supplement, the Third Supplement or the Schedule 14D-1.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

        Item 3 is hereby amended and supplemented by the following:

        (b) On January 22, 1997, Messrs. LeVan and Snow sent a letter to Mr. Goode, responding to Mr. Goode's letter dated January 21, 1997 to them in which Mr. Goode stated that Parent was prepared to enter into discussion with no preconditions other than recognition of Parent's pledge to Company shareholders that Parent will only enter into an agreement with the Company or CSX that gives Company shareholders an all-cash offer of $115 per Share. In their letter, Messrs. LeVan and Snow indicated their willingness to meet with Mr. Goode to begin meaningful and candid discussions without any preconditions that would limit discussions or otherwise prejudice each other's respective positions.
The text of Messrs. LeVan's and Snow's letter is filed as an exhibit hereto and is incorporated herein by reference.

Item 10.  Additional Information.

        Item 10 is hereby amended and supplemented by the following:

        (e) On January 22, 1997, Parent announced that, based upon the final results certified by the inspector of election for the Pennsylvania Special Meeting, Company shareholders overwhelmingly defeated the Articles Amendment at the Pennsylvania Special Meeting.

 Item 11.  Material to be Filed as Exhibits.

        Item 11 is hereby amended and supplemented by the following:

        (a)(107)   Press Release issued by Parent on January 23, 1997.

        (a)(108) Text of Letter sent by David M. LeVan, Chairman, President and Chief Executive Officer of the Company, and John W. Snow, Chairman, President and Chief Executive Officer of CSX, to David R. Goode, Chairman, President and Chief Executive Officer of Parent on January 22, 1997.



                                SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 23, 1997


                                NORFOLK SOUTHERN CORPORATION


                                By: /s/ JAMES C. BISHOP, JR.
                                Name:  James C. Bishop, Jr.
                                Title: Executive Vice President-Law


                                ATLANTIC ACQUISITION CORPORATION


                                By: /s/ JAMES C. BISHOP, JR.
                                Name:  James C. Bishop, Jr.
                                Title: Vice President and General Counsel




                              EXHIBIT INDEX


Exhibit
Number                       Description

(a)(107)       Press Release issued by Parent on January 23, 1997.

(a)(108) Text of Letter sent by David M. LeVan, Chairman, President and Chief Executive Officer of the Company, and John W. Snow, Chairman, President and Chief Executive Officer of CSX, to David R. Goode, Chairman, President and Chief Executive Officer of Parent on January 22, 1997.